Exhibit 99.2

ELONG POWER HOLDING LIMITED AND SUBSIDIARIES

UNAUDTIED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in U.S. dollars, except for number of shares or otherwise noted)

	As of June 30, 2025	As of December 31, 2024
	(Unaudited)	(Audited)

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$74,623	$146,514
Restricted cash	125,905	171,487
Short term investment	7,028,594	7,028,594
Accounts receivable, net	145,407	64,159
Retention receivables-current, net	80,450	3,738
Inventories, net	1,343,441	1,428,197
Amounts due from related parties	69,797	68,500
Prepaid expenses and other current assets	1,609,256	1,560,119
TOTAL CURRENT ASSETS	10,477,473	10,471,308
NON-CURRENT ASSETS
Retention receivables, net	8,478	8,569
Property, plant and equipment, net	991,236	855,190
Intangible assets, net	-	2,673
Operating lease right-of-use asset	15,638,091	15,207,546
Finance lease right-of-use asset	72,250	85,801
TOTAL ASSETS	$27,187,528	$26,631,087

LIABILITIES AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES
Short term loans- unrelated parties	$6,872,111	$6,561,136
Short term loans-related parties	1,852,431	561,698
Current portion of long-term loan payable	488,581	479,498
Accounts payable	1,143,934	1,072,090
Amounts due to related parties	259,949	115,313
Contract liabilities	4,103,847	3,878,202
Accrued expenses and other current liabilities	6,579,575	6,325,810
Product warranty provision-current	1,398,852	1,368,031
Operating lease liabilities-current	54,879	-
TOTAL CURRENT LIABILITIES	22,754,159	20,361,778
NON-CURRENT LIABILITIES
Product warranty provision-non current	454,974	642,176
Operating lease liability-non current	23,237,507	21,946,223
Financial lease liability-non current	137,852	131,635
TOTAL LIABILITIES	$46,584,492	$43,081,812

SHAREHOLDERS’ DEFICIT
Class A ordinary shares, $0.00001 par value, 4,000,000,000 shares authorized, 61,278,662 and 53,278,662 share issued and outstanding as of June 30, 2025 and December 31 2024, respectively *	613	533
Class B ordinary shares, $0.00001 par value, 1,000,000,000 shares authorized, 5,777,437 share issued and outstanding as of June 30, 2025 and December 31 2024, respectively *	58	58
Additional paid in capital*	51,070,104	51,070,184
Statutory reserve	708,470	708,470
Accumulated deficit	(71,559,172)	(68,903,695)
Accumulated other comprehensive income	382,963	673,725
TOTAL SHAREHOLDERS’ DEFICIT	(19,396,964)	(16,450,725)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$27,187,528	$26,631,087

*	Par value of ordinary shares, additional paid-in capital and share data have been retrospectively restated to give effect to the reorganization that is discussed in Note 1.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements..

FS-1

ELONG POWER HOLDING LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Amount in U.S. dollars, except for number of shares or otherwise noted)

	For the six months ended June 30,
	2025	2024
	(Unaudited)	(Unaudited)

Revenues	$214,039	$365,975
Cost of revenue	(214,897)	(821,023)
Cost of revenue – idle capacity	(594,185)	(1,249,041)
GROSS LOSS	(595,043)	(1,704,089)

OPERATING EXPENSES
Selling expenses	(22,061)	(63,541)
Reverse form warranty liability	153,845	-
General and administrative expenses	(1,779,543)	(1,495,843)
Provision for credit losses	(23,132)	(141,639)
Research and development expenses	(17,719)	(56,904)
Total operating expenses	(1,688,610)	(1,757,927)

LOSS FROM OPERATIONS	(2,283,653)	(3,462,016)

OTHER (EXPENSES) INCOME

Interest income	47	2,245
Interest expense	(203,675)	(158,066)
Foreign currency exchange (loss) gains	(52,445)	9,731
Other expenses	(115,751)	(177,277)
TOTAL OTHER EXPENSES, NET	(371,824)	(323,367)

LOSS BEFORE INCOME TAX EXPENSE	(2,655,477)	(3,785,383)

INCOME TAX EXPENSE	-	-

NET LOSS	$(2,655,477)	$(3,785,383)

LOSS PER SHARE FOR BOTH CLASS A AND B ORDINARY SHARES*
Basic	$(0.04)	$(0.16)
Diluted	$(0.04)	$(0.16)

WEIGHTED AVERAGE SHARES OUTSTANDING USED IN CALCULATING BASIC AND DILUTED LOSS PER SHARE*
Class A Ordinary Shares	56,416,784	39,222,563
Class B Ordinary Shares	5,777,437	5,777,437

*	Par value of ordinary shares, and share data have been retrospectively restated to give effect to the reorganization that is discussed in Note 1.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements..

FS-2

ELONG POWER HOLDING LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Amount in U.S. dollars, except for number of shares or otherwise noted)

	For the six months ended June 30,
	2025	2024
	(Unaudited)	(Unaudited)
NET LOSS	$(2,655,477)	$(3,785,383)

OTHER COMPREHENSIVE (LOSS)/INCOME
Foreign currency translation adjustment	(290,762)	24,886
COMPREHENSIVE LOSS	$(2,946,239)	$(3,760,497)

FS-3

ELONG POWER HOLDING LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

(Amount in U.S. dollars, except for number of shares or otherwise noted)

	Class A		Class B		Additional			Other	Total
	Ordinary Shares *		Ordinary Shares *		Paid in	Statutory	(Accumulated	Comprehensive	Shareholders’
	Shares	Amount	Shares	Amount	Capital *	Reserve	Deficit)	Income	Equity (Deficit)

Balance as of January 1, 2024	39,222,563	$392	5,777,437	$58	$38,502,520	$708,470	$(38,790,191)	$557,087	$978,336
Net loss	-	-	-	-	-	-	(3,785,383)	-	(3,785,383)
Other comprehensive income	-	-	-	-	-	-	-	24,886	24,886

Balance as of June 30, 2024	39,222,563	$392	5,777,437	$58	$38,502,520	$708,470	$(42,575,574)	$581,973	$(2,782,161)

	Class A		Class B		Additional			Other	Total
	Ordinary Shares *		Ordinary Shares *		Paid in	Statutory	(Accumulated	Comprehensive	Shareholders’
	Shares	Amount	Shares	Amount	Capital *	Reserve	Deficit)	Income	Deficit

Balance as of January 1, 2025	53,278,662	$533	5,777,437	$58	$51,070,184	$708,470	$(68,903,695)	$673,725	$(16,450,725)
Registration of ordinary shares in connection with share incentive plan	8,000,000	80			(80)
Net loss	-	-	-	-	-	-	(2,655,477)	-	(2,655,477)
Other comprehensive income	-	-	-	-	-	-	-	(290,762)	(290,762)

Balance as of June 30, 2025	61,278,662	$613	5,777,437	$58	$51,070,104	$708,470	$(71,559,172)	$382,963	$(19,396,964)

*	Par value of ordinary shares, additional paid-in capital and share data have been retrospectively restated to give effect to the reorganization that is discussed in Note 1.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

FS-4

ELONG POWER HOLDING LIMITED AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(Amount in U.S. dollars, except for number of shares or otherwise noted)

	For the six months ended June 30,
	2025	2024

Cash flows from operating activities
Net loss	$(2,655,477)	$(3,785,383)
Adjustments to reconcile net loss to cash used in operating activities
Provision for credit losses	23,132	141,639
Provision of obsolete inventory	148,912	261,851
Deletion of obsolete inventory	(419,712)	(1,464,982)
Depreciation and amortization expense	60,221	724,050
Interest on lease liabilities	3,678	3,718
Amortization of operating and finance right-of-use assets	820,287	786,835
(Gain) loss on disposals of property, plant and equipment	(66,138)	175,292
Gain from debt forgiveness	(7,218)	-
Reversal for expired warranty	(153,845)	-
Changes in operating assets and liabilities:
Notes receivable	-	15,246
Accounts receivable	(276,816)	268,473
Inventories	381,238	2,031,431
Prepaid expenses and other current assets	(28,014)	45,256
Retention receivables	99,183	(137,465)
Accounts and notes payable	50,904	(38,651)
Amounts due to related parties	140,972	(77,095)
Contract liabilities	150,313	12,750
Accrued expenses and other current liabilities	156,703	(283,440)
Product warranty liability	(38,229)	(35,019)

Net cash used in operating activities	(1,609,906)	(1,355,494)

Cash flows from investing activities
Purchase of property, plant and equipment	(62,254)	-
Proceeds from sales of property, plant and equipment	-	118,904
Issuance of promissory note receivable	-	(500,000)
Net cash used in investing activities	(62,254)	(381,096)

Cash flows from financing activities
Proceeds from borrowings from related parties	1,280,093	-
Proceeds from borrowings from third parties	322,045	935,551
Repayments of borrowings to third parties	(31,269)	(275,814)
Repayments of loan payable with pledged assets	-	(242,552)
Payments of promissory note	-	2,520,467
Deferred offering costs	-	(149,758)
Net cash provided by financing activities	1,570,869	2,787,894

Effect of changes of foreign exchange rates on cash	(16,182)	(42,036)
Net decrease in cash	(117,473)	1,009,268
Cash and cash equivalents and restricted cash, beginning of period	318,001	308,582
Cash and cash equivalents and restricted cash, end of period	$200,528	$1,317,850
Supplemental disclosures of cash flow information
Cash paid for interest	$-	$(30,759)
Lease liabilities arising from obtaining right-of-use assets	311,871	-

The following tables provide a reconciliation of cash, cash equivalents and restricted cash reported within the balance sheets that sum to the total of the same amounts shown in the consolidated statements of cash flows:

	As of June 30, 2025	As of December 31, 2024
Cash and cash equivalents, beginning of the period	146,514	756
Restricted cash, beginning of the period	171,487	307,826
Total cash, cash equivalents and restricted cash at beginning of the period	318,001	308,582

Cash and cash equivalents, end of the period	74,623	146,514
Restricted cash, end of the period	125,905	171,487
Total cash, cash equivalents and restricted cash at end of the period	200,528	318,001

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

FS-5

ELONG POWER HOLDING LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION

(a) Principal activities

Elong Power Holding Limited (“Elong Power”) was incorporated under the laws of the Cayman Islands on August 18, 2023. Elong Power, through its subsidiaries (collectively “the Company”) noted below, specializes in the R&D, production and market application of high-power lithium-ion battery packs, cells and parts for electric vehicles and construction machinery. The Company’s lower-cost, high power and fast-charging batteries are designed specifically for commercial vehicles and specialty vehicles.

(b) History of the Company and Reorganization

Prior to the incorporation of the Company, Huizhou Jingyang Energy Technology Co., Ltd. (“Huizhou Jingyang”, formerly known as Huizhou City Yipeng Energy Technology Co., Ltd) was incorporated under the laws of People’s Republic of China (“PRC”) on January 26, 2014. On May 28, 2018, and September 29, 2022, Huizhou Jingyang established Ganzhou Zhangyang Energy Technology Co., Ltd. (“Ganzhou Zhangyang”, formerly known as Ganzhou Yipeng Energy & Technology Co., Ltd.) and Zibo Jingyang New Energy Technology Co., Ltd. (“Zibo Jingyang”, formerly known as Zibo Yipeng Energy & Technology Co., Ltd.) under the laws of PRC, respectively. These two subsidiaries were 100% controlled by Huizhou Jingyang who shareholders are a group of individual and institutional shareholders, with voting agreements to vote consensually concerning operation and development matters before the reorganization.

In preparation for listing on the U.S. Exchange Market via merging with a Special Purpose Acquisition Company (“SPAC”) traded on NASDAQ, the Company completed reorganization (the “Reorganization”) in November 2023, which involved the following steps:

On October 8, 2023, all shareholders of Huizhou Jingyang entered into Huizhou Jingyang’s Reorganization Framework Agreement to vote consensually concerning operation and development matters of the Elong Power and its subsidiaries.

●	On August 18, 2023, Elong Power was established under the laws of the Cayman Islands.
●	On September 20, 2023, Elong Power International Co, Limited (“Elong Power International”) was incorporated in British Virgin Islands as a wholly owned subsidiary of Elong Power.
●	On October 8, 2023, all shareholders of Huizhou Jingyang entered into Reorganization Framework Agreement regarding the setting up a Wholly Foreign-Owned Enterprise (“WFOE”), transferring their equity interests in RMB one dollar to the proposed WFOE, and further holding the future shares of Elong Power in order to participate in the future overseas De-SPAC listing, which include issuing ordinary shares and warrant shares to be converted into Class A ordinary shares (Note 18- Equity).
●	On October 9, 2023, Elong Power (Hong Kong) International Limited (“Elong Power (Hong Kong)”) was incorporated in Hong Kong as a wholly owned subsidiary of Elong Power International.
●	On November 2, 2023, Elong Power (Ganzhou) Co., Ltd. (“Elong Power (Ganzhou)”, “WFOE”) was established in PRC as a wholly owned subsidiary of Elong Power (Hong Kong). Elong Power (Ganzhou) obtained 100% of the equity interests of Huizhou Jingyang through the unanimous agreement of all shareholders of Huizhou Jingyang under the terms of Huizhou Jingyang’s Reorganization Framework Agreement.

By November 17, 2023, Elong Power owned 100% stake in Elong Power (Ganzhou) or WFOE through the following transactions:

●	issued Class A Ordinary Shares 6,845,290 at the par value of the Class A Ordinary Share (i.e. $ 0.00001) of the Company to four individual shareholders who are the original shareholders of Huizhou Jingyang before the reorganization (see Note 18- Equity).

●	issued Class B Ordinary Shares 16,538,142 at the par value of the Class B Ordinary Share (i.e. $ 0.00001) of the Company to GRACEDAN CO., LTD. which is 100% owned by the Company’s CEO and Chairwoman, and who is also one of the controlling persons before the reorganization (see Note 18- Equity).

●	issued 105,430,851 warrants (“Warrant Shares”) to nine institutional shareholders who are the original shareholders of Huizhou Jingyang before the reorganization.

The above Class A and B ordinary shareholders exchange their shareholdings by their respective ratios in Huizhou Jingyang before the Reorganization and also under the terms of Huizhou Jingyang’s Reorganization Framework Agreement.

Immediately before and after the Reorganization as described above, Elong Power together with its subsidiaries were effectively controlled by the same controlling shareholders, and given no change on control, the transaction is accounted for as business combination under common control.

For financial reporting purpose, the acquisition of Huizhou Jingyang represented a transaction between entities under common control, resulted in a change in reporting entity and required retrospective combination of entities for all periods presented, as if the combination has been in effect since the inception of common control. Accordingly, the unaudited condensed consolidated financial statements of Elong Power and subsidiaries reflect the accounting of the combined subsidiaries at historical carrying values, except that equity reflects the equity of Elong Power.

FS-6

Reverse Recapitalization

On November 21, 2024 (the “Closing Date”), Elong consummated the business combination with TMT Acquisition Corp (“TMT”), following the approval of the transaction. At the Closing, Merger Sub merged with and into TMT, with TMT surviving the merger and becoming a wholly owned subsidiary of Elong. At the Effective Time, each outstanding TMT Ordinary Share was converted into one Elong Class A Ordinary Share, each TMT Right was automatically converted into 0.2 of a TMT Ordinary Share and then into 0.2 of an Elong Class A Ordinary Share, and each TMT Unit was separated into its component securities and converted accordingly. As a result, an aggregate of 4,356,099 Elong Class A Ordinary Shares were issued to TMT stockholders.

Elong was determined to be the accounting acquirer as it comprises the ongoing operations, its senior management leads the combined company, and its shareholders hold the majority of voting power after the transaction. The Business Combination is not a business combination under ASC 805 because TMT was not considered a business. Accordingly, the transaction is accounted for as a reverse recapitalization, which is equivalent to Elong issuing shares for the net monetary assets of TMT, accompanied by a recapitalization. As a result, Elong’s historical financial statements became those of the combined company, with retrospective adjustments to reflect the reverse recapitalization. The equity was retrospectively adjusted based on an exchange ratio of 0.35, representing 128,814,283 shares exchanged for 45,000,000 shares (excluding escrowed shares), to reflect the equity structure of the legal acquirer, Elong. Net income (loss) per share has been retrospectively restated using the historical weighted-average number of shares outstanding multiplied by the exchange ratio. For the six months ended June 30, 2025, subsidiaries of the Company include the following:

Subsidiaries	Place of incorporation	Date of incorporation	Percentage of ownership	Principal activities
Elong Power International Co, Limited (“Elong Power International”)	BVI	September 20, 2023	100%	Investment holding
Elong Power (Hong Kong) International Limited (“Elong Power (Hong Kong)”)	Hong Kong	October 9, 2023	100%	Investment holding
Jingyang Power (Ganzhou) Co., Ltd. (“Jingyang Power (Ganzhou)”)	Ganzhou, PRC	November 2, 2023	100%	Investment holding
Huizhou Jingyang Energy Technology Co., Ltd. (“Huizhou Jingyang”)	Huizhou, PRC	January 26, 2014	100%	R&D and manufacturing of lithium-ion power batteries, lithium-ion power battery systems and their accessories
Ganzhou Zhangyang Energy Technology Co., Ltd. (“Ganzhou Zhangyang”)	Ganzhou, PRC	May 28, 2018	100%	R&D and manufacturing of lithium-ion batteries, backup power supplies, energy storage systems and accessories.
Zibo Jingyang New Energy Technology Co., Ltd. (“Zibo Jingyang”)	Zibo, PRC	September 29, 2022	100%	R&D and manufacturing of battery spare parts and energy storage technology services
Elong Power (Beijing) Co., Ltd. (“Beijing Yipeng”)	Beijing, PRC	April 26, 2024	100%	Operations, sales and R&D
TMT Acquisition Corp (“TMT”)	Cayman Islands	July 6, 2021	100%	Investment holding
Elong Power (Zibo) Co., Ltd. (“Elong Power (Zibo)”)	Zibo, PRC	January 23, 2025	100%	Operations, sales and R&D

(c) Going Concern

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the unaudited condensed consolidated financial statements are issued.

For the six months ended June 30, 2025, the Company incurred net loss of $2.7 million, with operating outflows of $1.6 million. As of June 30, 2025, the Company had an accumulated deficit of $71.6 million, negative working capital of $12.3 million. The Company has funded its operations and capital needs primarily through the net proceeds received from capital contributions related parties and other unrelated sources. As of the date the unaudited condensed consolidated financial statements for the six months ended June 30, 2025 are issued, these factors raised substantial doubt about the Company’s ability to continue as a going concern for a period of one year from the date that these unaudited condensed consolidated financial statements are issued.

FS-7

The business combination was completed on November 21, 2024 and as a result of this deal, TMT Acquisition Corp (“TMT”) became a wholly owned subsidiary of the Company, the security holders of TMT immediately prior to the effective time became security holders of the Company, and the Company became a public company following the consummation of the business combination.

The Company has a plan of operations and acknowledges that its plan of operations may not result in generating positive working capital in the near future.

To meet the cash requirements for the next 12 months from the issuance date of this repot, the Company is undertaking a combination of the remediation plans:

●

The Company’s shareholder has committed to support the Company’s operation in cash and started to fund the Company for a minimum period of twelve months from the date of this report in terms of improving cash position.

●	The Company is going to seek more equity investment in the year of 2025.

As of June 30, 2025, the Company maintained a minimum cash balance on its unaudited condensed consolidated statement of financial position. The Company has conducted an intensive review of its operations and expenditures, including selling and administration expenses, to identify and eliminate inefficiencies and redundancies in order to preserve cash while maintaining its business operations. Given the Company’s existing cash balances and projected cash generated from and used in operating activities, the Company believes that it will have sufficient liquidity to fund its operating activities and respond as necessary to market changes, which may include working capital needs, for at least twelve months from the issuance date of this report.

The Company will be able to support its continuous operations and to meet its payment obligations as and when liabilities fall due within the next twelve months from the unaudited condensed consolidated balance sheet date and the date of unaudited condensed consolidated financial statements for the period ended June 30, 2025. Accordingly, the Company’s unaudited condensed consolidated financial statements are prepared on a going concern basis, which assumes that the Company will continue in operation for the foreseeable future and, accordingly, will be able to realize its assets and discharge its liabilities in the normal course of operations as they fall due. In the event the Company will not be able to continue as a going concern, adjustments will have to be made to reflect the situation that assets will need to be realized other than in the amounts at which they are currently recorded in the unaudited condensed consolidated balance sheet. In addition, the Company may have to provide for further liabilities that might arise and to reclassify non-current assets and liabilities as current assets and liabilities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The accompanying unaudited condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) to reflect the financial position, results of operations and cash flows of the Company. Significant accounting policies followed by the Company in the preparation of the accompanying unaudited condensed consolidated financial statements are summarized below.

(b) Principles of consolidation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and with the rules and regulations of the U.S. Securities Exchange Commission (“SEC”).

The unaudited condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All intercompany transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation. A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power; or (ii) the Company has the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meetings of the board of directors or to govern the financial and operating activities.

FS-8

(c) Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities on the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews these estimates and assumptions using the currently available information. Changes in facts and circumstances may cause the Company to revise its estimates. In accordance with ASC 250, the changes in estimates will be recognized in the same period of changes in facts and circumstances. The Company bases its estimates on past experiences and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Estimates are used when accounting for items and matters including, but not limited to, allowances for expected credit losses, estimates for inventory provisions, useful lives and impairment of long-lived assets, and valuation allowance for deferred tax assets.

(d) Functional currency and foreign currency translation

The Company’s reporting currency is the United States dollars (“$”). The functional currency of the Company and its subsidiary which is incorporated in BVI, Cayman is lands and Hong Kong is United States dollars (“$”). The functional currencies of the other subsidiaries are their respective local currencies (“RMB”). The determination of the respective functional currency is based on the criteria set out by Accounting Standards Codification (“ASC”) 830, Foreign Currency Matters.

Revenues and expenses of its subsidiaries have been translated into U.S. dollars at average exchange rates prevailing during the period. Assets and liabilities have been translated at the rates of exchange on the balance sheet date. The resulting translation gain and loss adjustments are recorded directly as a separate component of shareholders’ equity. Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transactions. Exchange gains or losses arising from foreign currency transactions are included in the determination of net loss for the respective periods.

RMB is not a fully convertible currency. All foreign exchange transactions involving RMB must take place either through the People’s Bank of China (the “PBOC”) or other institutions authorized to buy and sell foreign exchange. The exchange rates adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC, which are determined largely by supply and demand. Translation of amounts from RMB into US dollars has been made at the following exchange rates for the respective periods:

Six months ended June 30, 2025
Balance sheet, except for equity accounts	RMB	7.1636 to US$1.00
Income statement and cash flows	RMB	7.2526 to US$1.00

Year ended December 31, 2024
Balance sheet, except for equity accounts	RMB	7.2993 to US$1.00
Income statement and cash flows	RMB	7.1957 to US$1.00

Six months ended June 30, 2024
Balance sheet, except for equity accounts	RMB	7.2672 to US$1.00
Income statement and cash flows	RMB	7.2150 to US$1.00

FS-9

(e) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and in banks and highly liquid investments, which are unrestricted from withdrawal or use, or which have original maturities of three months or less.

	As of June 30, 2025	As of December 31, 2024
	(Unaudited)	(Audited)
Cash and cash equivalents	$74,623	$146,514
Restricted cash	125,905	171,487
Total cash, cash equivalents and restricted cash shown in the statements of cash flows	$200,528	$318,001

(f) Restricted cash

Restricted cash represents for (a) frozen cash relating to the court order; (b) security deposits held in designated bank accounts for the repayment of the notes payable, and (c) security deposit for executing the sales contract with one customer.

As of June 30, 2025 and December 31, 2024, the restricted cash presented separately on the consolidated balance sheets as follows:

	As of June 30, 2025	As of December 31, 2024
	(Unaudited)	(Audited)
Frozen amount	$125,905	$171,487
Total restricted cash shown in the statements of cash flows	$125,905	$171,487

(g) Short term investment

The Company classifies fund investments with original investment terms exceeding three months but less than one year as short-term investments. As of June 30, 2025 and December 31, 2024, the Company held short-to-medium term money market funds with fair values of approximately $7,028,594 and $7,028,594, respectively. Related investment income has been recognized in the consolidated statements of operations and comprehensive loss, with investment gains of nil recorded for the six months ended June 30, 2025 and 2024, respectively.

(h) Accounts receivable, net

Accounts receivable are recorded at the gross billing amount less an allowance for expected credit losses from the customers. Accounts receivable do not bear interest.

Since July 1, 2022, the Company adopted Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments- Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), using the modified retrospective transition method. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. Upon adoption, the Company changed the impairment model to utilize a forward-looking current expected credit losses (CECL) model in place of the incurred loss methodology for financial instruments measured at amortized cost and receivables resulting from the application of ASC 606, including contract assets.

The Company maintains an allowance for credit losses in accordance with ASC Topic 326, Credit Losses (“ASC 326”) and records the allowance for credit losses as an offset to accounts receivable and contract assets, and the estimated credit losses charged to the allowance in the combined statements of operations and comprehensive income (loss). The Company assesses collectability by reviewing accounts receivable on a collective basis where similar characteristics exist, primarily based on similar business lines, services or product offerings and on an individual basis when the Company identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the accounts receivable balances and contract assets balances, credit quality of the Company’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customer.

The Company is in the battery technology industry and generates its revenue streams from the sale of battery packs, cells and battery spare parts. Historical credit losses from accounts receivable and retention receivable provides the starting point for management’s assessment of the reserve for credit losses. The Company determined the CECL by estimating historical credit loss experience based on the Company’ industry demand, risk profile, or past due status and adjusted as appropriate to reflect current conditions and estimates of future economic conditions (such as GDP factor or unemployment factor).

The Company estimated the credit losses for accounts receivable based on historical credit loss experience using the roll-rate method. By utilizing the historical aging data from January 2018 to December 31, 2024, the Company estimated the credit losses on accounts receivable based on rolling loss ratio for the past three years on a semi-annual basis. In assessing relevant information, management scored its assessment of current economic conditions and future expectations, credit ratings, security deposit, and default cover age proportionally, and determined that a 100% credit loss shall be reserved for accounts receivable overdue three years.

FS-10

In 2025, the Company identified seven customers as uncollectible due to negligible collections during the year. Certain customers also initiated litigation concerning product quality issues. Based on an assessment of recoverability and the customers’ repayment intentions, these customers were classified as uncollectible, and a 100% credit loss allowance was recognized for those accounts receivable.

The Company estimated credit losses for retention receivable based on historical credit loss experience using the historical annual loss rate methodology and taking forward-looking factors from 2020 to 2029 to score future factors proportionality of significant economic growth fates inflation rates, unemployment rates and demand from the battery industry. The management judgmentally elects to use additional 10% and 5% credit loss to adjust for future factors of retention receivable for the six months ended June 30, 2025 and 2024 respectively.

The Company also recorded provision for credit losses of US$23,132 and US$141,639 for the six months ended June 30, 2025 and 2024, respectively (see Note 4).

(i) Inventories, net

Inventories consist of raw materials, work in process, semi-finished goods and finished goods and are stated at the lower of cost or net realizable value. Cost is calculated on the first in first out (“FIFO”), which is consistent with the physical flow of battery raw materials and finished goods and includes all costs to acquire and other costs to bring the inventories to their present location and condition. The Company records inventory write-downs for excess or obsolete inventories based upon assumptions on current and future demand forecasts. If the inventory on hand is in excess of future demand forecast, the excess amounts are written off. The Company also reviews inventory to determine whether its carrying value exceeds the net amount realizable upon the ultimate sale of the inventory. This requires the determination of the estimated selling price of the products less the estimated cost to convert inventory on hand into a finished product. Once inventory is written-down, a new, lower-cost basis for that inventory is established and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

(j) Property, plant and equipment, net

Property, plant and equipment (including construction in progress) are stated at cost less accumulated depreciation and impairment charges. Depreciation is calculated primarily based on the straight-line method (after taking into account their respective estimated residual values) over the estimated useful lives of the assets except the depreciation method for mold and tooling:

Property, plant and equipment	Lesser of lease term or expected useful life(number of years)
Machinery and equipment	3-10 years
Office equipment	4 – 5 years
Motor vehicles	5 years
Leasehold improvements	Shorter of lease term or estimated useful life of the assets

Mold and tooling are depreciated based on the units-of-production.

The cost and accumulated depreciation of property, plant and equipment sold are removed from the consolidated balance sheets and resulting gains or losses are recognized in the consolidated statements of operations and comprehensive loss.

Construction in progress represents manufacturing facilities and equipment under construction, and is stated at cost. The capitalization of these costs ceases when construction in progress is transferred to property, plant and equipment and substantially ready for its intended use. No depreciation is recorded for construction in progress.

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized.

(k) Intangible assets, net

Intangible assets consist of software and patents, which are carried at acquisition cost less accumulated amortization and impairment, if any. Intangible assets are amortized using straight-line method over the estimated economic useful lives of the assets. The useful lives are based on the Company’s historical experience with similar assets and take into account the anticipated technological changes. The amortization expenses of software and patents are recorded in general and administrative expenses depending upon the nature of activities.

The Company reviews the estimated useful lives of assets annually to determine the amount of amortization expense to be recorded during any financial year. The amortization expense for future periods is adjusted if there are significant changes from previous estimates. Estimated useful lives of intangible assets are as follows:

Category	Estimated useful lives
Software	2-5 years
Patents	5 years

FS-11

(l) Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will affect the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the useful life is shorter than the Company had originally estimated. When these events occur, the Company evaluates the impairment by comparing carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Company recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. When an impairment loss is recognized for assets to be held and used, the adjusted carrying amounts of those assets are depreciated over their remaining useful life. For the periods presented. we have not recorded any material impairment.

(m) Fair value measurement

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Authoritative literature provides a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. An asset or liability categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement as follows:

Level 1

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

When available, the Company uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Company will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates.

The Company’s financial instruments include cash and cash equivalents, restricted cash, short-term investments, accounts receivable, amounts due from related parties, other receivables (included in “other current assets”), accounts payable, long-term loan payable, amounts due to related parties, short-term borrowings, contract liabilities and other payables (included in “accrued expenses and other current liabilities”), of which the carrying values approximate their fair value. Lease liabilities are measured at amortized cost using discounted rates reflected time value of money.

(n) Revenue recognition

From January 1, 2019, the Company adopted the new guidance of ASC Topic 606, Revenue from Contracts with Customers (Topic 606), which requires the Company to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company applies the following steps to recognize revenues: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when, or as, the Company satisfies a performance obligation.

The Company’s revenues are mainly generated from 1) sales of battery packs; 2) sales of battery cells; 3) sales of battery spare parts and other such as sales of product waste and scraps.

FS-12

Sales of Battery packs and battery cells

The Company generates revenue from sales of battery packs and battery cells through sales contract including master agreements and sales orders from the customers, which contain fixed sales price, payment terms, specifications, delivery and acceptance terms, transportation terms, etc., and are all signed-off and stamped. The Company applied the guidance of ASC Topic 606-10-25-16 through 18 in order to verify which promises should be assessed for classification as distinct performance obligations.

The Company also identifies only one performance obligation in the contract which is to deliver battery packs and battery cells.

In order for the Company to provide specific battery packs and battery cells explicitly stated in a sales contract or sales orders, the Company requires certain deposits or full amount payment made in advance. Revenue is recognized at the point in time upon the customer’s acceptance of products, which is when control of the promised goods is transferred to the customers, in an amount that reflects the consideration the Company expects to be entitled to for the products sold.

Revenues are recorded net of return allowances, sales incentives, value-added taxes and related surcharges. For all the Company’s battery packs and battery cells sold, the contract price is fixed or determinable. There is no explicit term related to right of return in the contract. Based on the past experience, the likelihood of sales return of other customers is remote. In normal course of business, there is only one single delivery assigned for an individual contract. The customer receives and inspects the battery pack/battery unit at the designated location, thereby completing the delivery of the battery packs/battery cells. The Company recognizes the sales revenue and collects payment from the customer within one week.

The Company presents the contract in the consolidated balance sheets as a contract asset or a contract liability, depending on the relationship between the entity’s performance and the customer’s payment.

A receivable is recorded when the Company has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due.

Sales of battery spare parts and others

The Company typically enters into formal written contracts for the sale of spare parts, scrap, product waste, etc. which includes the general payment and delivery terms, and specific orders shall be placed to the Company. The Company applied the guidance of ASC Topic 606-10-25-16 through 18 in order to verify which promises should be assessed for classification as distinct performance obligations. Under the specific order, full amount prepayment is required, and the Company’s performance obligation is to transfer agreed-upon battery spare parts, scrap and product waste. The revenue is recognized at a point in time upon the customer’s acceptance of battery spare parts or scrap and product waste.

For all the Company’s contract, the contract price is fixed or determinable and no right of return provision indicated in the contract, no price discount, neither variable consideration nor contract modifications. Most of the spare parts are materials generated after the battery is scrapped, and the sale does not provide any warranty business. For delivery of products, the Company believes a single performance obligation is satisfied at a point in time upon: Spare parts and scrap – the products are received and inspected by the customers at the designated places. The Company recognizes revenue when the above criteria are met and collects payments from customers within one week.

Net revenues by product:

	For the six months ended June 30,
	2025	2024
	(Unaudited)	(Unaudited)
Battery packs/battery cells	$209,409	$89,058
Battery spare parts and others	4,630	276,917
Total consolidated revenue	$214,039	$365,975

Contract Balances

Contract balances include accounts receivable and contract liabilities. Accounts receivable represent cash not received from customers and are recorded when the rights to consideration are unconditional. The provision from credit loss reflects the best estimate of probable losses inherent to the accounts receivable balance.

According to ASC 606-10-45-2, if a customer pays consideration or the Company has a right to an amount of consideration that is unconditional (that is, a receivable), before the Company transfers a good or service to the customer, the Company shall present the contract as a contract liability when the payment is made or the payment is due (whichever is earlier). A contract liability is the Company’s obligation to transfer goods or services to a customer for which the entity has received consideration (or an amount of consideration is due) from the customer. The Company records US$4,103,847 and US$3,878,202 as contract liabilities as of June 30, 2025 and December 31, 2024, respectively.

FS-13

The table below presents the activity of contract liabilities during the six months ended June 30, 2025 and 2024, respectively:

	For the six months ended June 30,
	2025	2024
	(Unaudited)	(Unaudited)
Balance at beginning of period	$3,878,202	$3,893,986
Deposits received	106,166	65,973
Revenue recognized	(5,798)	(53,222)
Exchange difference	125,277	(89,737)
Balance at end of period	$4,103,847	$3,817,000

(o) Product warranty

The Company provides a manufacturer’s standard warranty on battery packs and battery cells products sold, which entails repair or replacement of non-conforming items, in conjunction with the sales of products.

The Company’s product warranty generally ranges from one to eight years (or 120,000 or 500,000 kilometer if reached sooner). The Company establishes a reserve for the estimated cost of the product warranty at the time revenue is recognized. The warranty liability recorded at each balance sheet date reflects management’s best estimates of its product warranty based on historical information and other currently available evidence, including actual claims incurred to date and an estimate of the nature, frequency and costs of future claims for each customer.

The Company review and adjust the estimates to ensure that accruals are adequate to meet expected future warranty obligations. Initial warranty data is limited early in the launch of a new product and accordingly, future adjustments to the warranty accrual may be material.

The portion of the warranty that is expected to incur within the next 12 months is recorded in current liabilities, while the remaining balance is recorded in non-current liabilities on the consolidated balance sheets. Warranty expense is recorded as a component of selling expenses.

The Company considers the standard warranty is not providing incremental service to customers rather than assurance to the quality of the battery packs and battery cells, and therefore is not a separate performance obligation and should be accounted for in accordance with ASC 460, Guarantees.

(p) Cost of revenue

Cost of revenue includes direct parts, material, labor cost, manufacturing overhead (including depreciation of assets associated with the production) and shipping and handling costs charged by suppliers. Cost of revenue also includes charges to write-down the carrying value of the inventories when it exceeds its estimated net realizable value and to provide for on-hand inventories that are either obsolete or in excess of forecasted demand.

Idle capacity

Idle capacity consists of indirect production costs in excess of charges under normal capacity allocated to the Company’s produced semi-finished goods and finished goods. Production costs include direct and indirect labor, production supplies, repairs and maintenance, rent, utilities, insurance. The Company charges allocated production costs to its semi-finished and finished goods based on normal capacity on a monthly basis which is lower than its actual costs incurred. Production costs in excess of production allocations are expensed and recorded in cost of revenue-idle capacity. Idle capacity expenses amounted to $594,185 and $1,249,041 for the six months ended June 30, 2025 and 2024, respectively.

(q) Research and development expenses

All costs associated with research and development (“R&D”) is expensed as incurred. R&D expenses consist primarily of employee compensation for those employees engaged in R&D activities, design and development expenses with new technology, materials and supplies and other R&D related expenses. For the six months ended June 30, 2025 and 2024, R&D expenses were $17,719 and $56,904, respectively.

(r) Selling, general and administrative expenses

Selling expenses consist primarily of warranty expenses, employee compensation, and transportation cost as incurred. For the six months ended June 30, 2025 and 2024, selling expenses were US$22,061 and US$63,541, respectively, including provision of warranty expenses of nil.

For the six months ended June 30,2025, reversal for warranty liability were $153,845, compared to the same period of 2024 were nil.

General and administrative expenses consist primarily of employee compensation for employees involved in general corporate functions and those not specifically dedicated to R&D activities, depreciation and amortization expenses, consultant fee paid by shares, legal, and other professional services fees, lease and other general corporate related expenses. For the six months ended June 30, 2025 and 2024, general and administrative expenses were US$1,779,543 and US$1,495,843 respectively.

FS-14

(s) Employee benefits

Full-time employees of the Company in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, work-related injury benefits, maternity insurance, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries of the Company make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Company’s obligations are limited to the amounts contributed and no legal obligation beyond the contributions made. For the six months ended June 30, 2025 and 2024, employee benefits expenses were $27,591 and $60,377, respectively.

(t) Impairment of property, plant and equipment

Property, plant and equipment, are evaluated for impairment whenever events or changes in circumstances have indicated that an asset may not be recoverable and are grouped with other assets to the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. If the sum of the projected undiscounted cash flows (excluding interest charges) is less than the carrying value of the assets, the assets will be written down to the estimated fair value and such loss is recognized in income from continuing operations in the period in which the determination is made. For the six months ended June 30, 2025 and 2024, impairment of Property, plant and equipment were nil.

(u) Other expense

Other expense mainly consists of non-operational activities such as loss of disposal of property, plant, and equipment and inventory, litigation charges, and debt forgiveness.

For the six months ended June 30, 2025 and 2024, the Company recognized other income (expenses) as below:

	For the six months ended June 30,
	2025	2024
	(Unaudited)	(Unaudited)
(Gain) loss on disposals of property, plant, and equipment	$(66,138)	$175,292
Charges of legal compensation and contract default penalty expense (i)	115,152	-
Gain (loss) from waste disposal	307	(17,479)
Gain from debt forgiveness	(7,218)	-
Others	73,648	19,464
Total other expense	$115,751	$177,277

(i)	In April 2024, a customer of our company filed a lawsuit against Ganzhou Zhangyang in Gansu Province, requesting the termination of their battery purchase contract and the return of 126 undelivered battery packs (valued at USD$3.1 million, RMB 22.7 million). According to the court judgment obtained, Ganzhou Zhangyang is required to return the USD$3.1 million (RMB22.7 million) it has already received and pay liquidated damages. As of June 30, 2025, based on this judgment, the Company recorded the estimated liability of USD 3.37 million (RMB 24.20 million), and $115,115 (RMB 835,151) was recorded in other expense for the six months ended June 30, 2025 and 2024 respectively.

(v) Income taxes

Current income taxes are recorded in accordance with the regulations of the relevant tax jurisdiction. The Company accounts for income taxes under the asset and liability method in accordance with ASC 740, Income Tax. Under this method, deferred tax assets and liabilities are recognized for the tax consequences attributable to differences between carrying amounts of existing assets and liabilities in the unaudited condensed consolidated financial statements and their respective tax basis, and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of operations and comprehensive loss in the period of change. Valuation allowances are established when necessary to reduce the amount of deferred tax assets if it is considered more likely than not that amount of the deferred tax assets will not be realized.

Uncertain tax positions

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. Interest and penalties related to uncertain tax positions, if any, are recorded under accrued expenses and other current liabilities on its consolidated balance sheets and under other expenses in its consolidated statements of comprehensive loss. The Company did not recognize any significant interest and penalties associated with uncertain tax positions for the six months ended June 30, 2025 and 2024. As of June 30, 2025 and December 31, 2024, the Company did not have any significant unrecognized uncertain tax positions.

FS-15

(w) Value-added tax (“VAT”)

The Company is subject to statutory VAT of 13% for revenue from sales of battery cells and battery packs in PRC. The Company charges customers Output VAT on revenue generated from sales of products and pays vendors Input VAT on qualified supply purchases. Net VAT balance between input VAT and Output VAT is recorded in the line item of prepaid expenses and other current assets on the consolidated balance sheet as of June 30, 2025 and December 31, 2024, respectively.

(x) Comprehensive loss

The Company applies ASC 220, Comprehensive Income, with respect to reporting and presentation of comprehensive loss and its components in a full set of financial statements. Comprehensive loss is defined to include all changes in equity of the Company during a period arising from transactions and other events and circumstances except those resulting from investments by shareholders and distributions to shareholders. For the periods presented, the Company’s comprehensive loss includes net loss and other comprehensive loss, which primarily consists of the foreign currency translation adjustments.

(y) Lease

From January 1, 2022, the Company adopted Accounting Standards Update (“ASU”) 2016-02, Lease (FASB ASC Topic 842). The adoption of Topic 842 resulted in the presentation of operating lease right-of-use (“ROU”) assets and operating lease liabilities on the consolidated balance sheet. The Company has elected the package of practical expedients, which allows the Company not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date and (3) initial direct costs for any expired or existing leases as of the adoption date. Lastly, the Company elected the short-term lease exemption for all contracts with lease terms of 12 months or less.

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange of a consideration. To assess whether a contract is or contains a lease, the Company assess whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all the economic benefits from the use of the asset and whether it has the right to control the use of the asset.

The right-of-use assets and related lease liabilities are recognized at the lease commencement date. The Company recognizes operating lease expenses on a straight-line basis over the lease term.

Right-of-use of assets

The Company recognised right-of-use assets at the commencement date of the lease (i.e. the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognised, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets. All right-of-use assets are reviewed for impairment annually. There was no impairment for right-of-use lease assets for the six months ended June 30, 2025 and 2024.

Lease liabilities

Lease liability is initially measured at the present value of the outstanding lease payments at the commencement date, discounted using the Company’s incremental borrowing rate. Lease payments included in the measurement of the lease liability comprise fixed lease payments, variable lease payments that depend on an index or a rate, amounts expected to be payable under a residual value guarantee and any exercise price under a purchase option that the Company is reasonably certain to exercise. Lease liability is measured at amortized cost using the effective interest rate method. It is re-measured when there is a change in future lease payments, if there is a change in the estimate of the amount expected to be payable under a residual value guarantee, or if there is any change in the Company assessment of option purchases, contract extensions or termination options.

Finance lease

A lease is classified as a finance lease if it meets any of the following criteria at lease commencement:

1.	The lease transfers ownership of the underlying asset to the lessee by the end of the lease term.
2.	The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise.
3.	The lease term is for the major part of the remaining economic life of the underlying asset. However, if the commencement date falls at or near the end of the economic life of the underlying asset, this criterion shall not be used for purposes of classifying the lease.
4.	The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments in accordance with ASC 842-10-30-5(f) equals or exceeds substantially all of the fair value of the underlying asset.
5.	The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term.

Finance leases are recorded as both an asset and a liability at the lower of the fair value of the asset and the present value of the minimum lease payments at the commencement of the lease term. Finance lease payments are apportioned between the finance charge and the reduction of the outstanding liability.

FS-16

(z) Net loss per share

The Company complies with accounting and disclosure requirements ASC Topic 260, “Earnings Per Share.” Earnings (losses) per ordinary share is computed by dividing net income by the weighted average number of ordinary shares issued and outstanding for the periods except that it does not include ordinary shares subject to forfeiture or cancellation. Diluted net income per share is computed using the weighted average number of ordinary shares and, if dilutive, potential ordinary shares outstanding during the period. Potentially dilutive securities have been excluded from the computation of diluted net income per share if their inclusion is anti-dilutive. Potential ordinary shares consist of the incremental ordinary shares issuable upon the exercise of stock options, warrants, and unvested restricted shares. The dilutive effect of outstanding stock options, warrants, and restricted shares is reflected in diluted earnings per share by application of the treasury stock method and the if-converted method, respectively. As of June 30, 2025 and December 31, 2024, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into ordinary shares and then share in the income of the Company. As a result, diluted earnings per ordinary share is the same as basic earnings per ordinary share for the periods presented.

In according with ASC 260-10-45, the 300,000 Indemnity Escrow Shares and 9,000,000 Earnout Escrow Shares are considered contingently returnable shares and therefore are excluded from the computation of basic and diluted earnings per share for the six months ended June 30, 2025 and 2024 (on a retroactively adjusted basis).

(aa) Segment reporting

The Company operates as one operating segment in accordance with ASC 280, Segment Reporting. The Company has a common basis of organization, and the products are offered mutually. Considering the streamlining of the growing organization, the Company’s Chief Operating Decision Maker (“CODM”) which is the Chief Executive Officer continues to make decisions with regards to business operations and resource allocation based on evaluation of Elong Power as a whole. The CODM allocates resources and assess financial performance on a consolidated basis. The measure of segment assets is reported on the balance sheet as total consolidated assets accordingly, the Company operates and makes decisions as one business segment. As the Company’s long-lived assets are substantially located in the PRC and all revenue are generated within the PRC, no geographical segments are presented.

(bb) Recent accounting pronouncements not yet adopted

In November 2023, the FASB issued ASU 2023-07, which modifies the disclosure and presentation requirements of reportable segments. The new guidance requires the disclosure of significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”) and included within each reported measure of segment profit and loss. In addition, the new guidance enhances interim disclosure requirements, clarifies circumstances in which an entity can disclose multiple segment measures of profit or loss, provides new segment disclosure requirements for entities with a single reportable segment, and contains other disclosure requirements. The update is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company has adopted ASU 2023-07 for annual periods beginning from January 1, 2024 (See Note 4).

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosure. This standard requires more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This standard also includes certain other amendments to improve the effectiveness of income tax disclosures. ASU 2023-09 is effective for public business entities for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. The Company is in the process of evaluating the impact of adopting this new guidance on its consolidated financial statements.

In November 2024, the FASB issued Accounting Standards Update No. 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), and in January 2025, the FASB issued Accounting Standards Update No. 2025-01, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement. ASU 2024-03, as clarified by ASU 2025-01, is effective for us for our annual reporting for fiscal 2028 and for interim period reporting beginning in fiscal 2029 on a prospective basis. Both early adoption and retrospective application are permitted. The Company is currently evaluating the impact that the adoption of these standards will have on its unaudited condensed consolidated financial statements and disclosures.

In November 2024, the FASB issued ASU 2024-04, Debt – Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversion of Convertible Debt Instruments (“ASU 2024-04”), which clarifies the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as an induced conversion. ASU 2024-04 is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted for all entities that have adopted the amendments in Update 2020-06. The Company is in the process of evaluating the impact of adopting this new guidance on its consolidated financial statements.

In February 2025, the FASB issued ASU 2025-02, Liabilities (Topic 405): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 122 (“ASU 2025-02”), amends the Accounting Standards Codification to remove the text of SEC Staff Accounting Bulletin (“SAB”) 121, Accounting for Obligations to Safeguard Crypto-Assets an Entity Holds for Its Platform Users, as it has been rescinded by the issuance of SAB 122. ASU 2025-02 is effective immediately and is not expected to have an impact on the Company’s financial statements.

FS-17

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the unaudited condensed consolidated financial statements upon adoption. The Company does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

Other accounting standards that have been issued by FASB but do not require adoption until a future date are not expected to have a material impact on the unaudited condensed consolidated financial statements upon adoption. The Company does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

3. SHORT TERM INVESTMENT

	As of June 30, 2025	As of December 31, 2024
	(Unaudited)	(Audited)
Short term investment	7,028,594	7,028,594
Total	$7,028,594	$7,028,594

In 2024, the Company subscribed for Class A non-voting, redeemable participating shares of Matrix Investment 2 SP, a segregated portfolio of Matrix Investment SPC, an exempted company incorporated with limited liability in the Cayman Islands as a segregated portfolio company. As of June 30, 2025 and December 31, 2024, the net asset value of the investment amounted to USD 7,028,594, Management Fee is 1% per annum of net asset value, accrued monthly. Performance Fee is 30% of the appreciation above the high-water mark, subject to a 15% annual hurdle rate. Shares are redeemable, generally on the first business day of each month, subject to a redemption fee of 1%–2%, which may be waived at the discretion of the directors or the investment manager.

4. ACCOUNTS RECEIVABLE AND RETENTION RECEIVABLES, NET

Account receivable and retention receivables and allowance for credit losses consisted of the following:

	As of June 30, 2025	As of December 31, 2024
	(Unaudited)	(Audited)
Accounts receivable-non retention	$2,650,666	$2,261,766
Retention receivable	2,398,479	2,517,014
Total	5,049,145	4,778,780
Less: Allowance for credit loss	(4,814,810)	(4,702,314)
Account receivable and retention receivables, net	234,335	76,466
Less: Current portion	225,857	67,897
Non-current portion	$8,478	$8,569

As the sales contracts of the Company include standard warranty which covers basic functionality of the products between one to eight years (or 120,000 or 500,000 kilometer if reached sooner) after the sales of the battery cells or battery pack. Retention receivable is reserved for product warranty at 5% to 10% of the sales amount, and is interest-free and recoverable at the end of the retention period.

On January 1, 2023, the Company assessed the credit loss for accounts receivable and retention receivable in accordance with ASU 2016-13 (Topic 326) and the impact of adoption on the Company’s account receivable and retention receivable was described in Note 2- (h) Accounts receivable, net.

An analysis of movement of the provision for credit losses (with ASC 326) and provision for credit loss (with ASC 326) is as follows:

	For the six months ended June 30,
	2025	2024
	(Unaudited)	(Unaudited)
Beginning balance at beginning of the period	4,702,314	2,033,896
Provision for the year
Account receivable	23,132	141,639
Total provision for the year	$23,132	$141,639
Reversal - recoveries by cash
Account receivable
Retention receivable, current
Total Reversal - recoveries by cash
Charged to consolidated statements of operations and comprehensive loss	23,132	141,639
Foreign exchange adjustment	89,364	(47,841)
Balance at end of Period	$4,814,810	$2,127,694

FS-18

5. INVENTORIES, NET

Inventory as of June 30, 2025 and December 31, 2024 consisted of the following:

	As of June 30, 2025	As of December 31, 2024
	(Unaudited)	(Audited)
Raw materials	$1,677,440	$1,293,051
Work-in-process(i)	11,228	20,660
Semi-finished goods(ii)	271,140	632,670
Finished goods	258,530	609,516
Inventory, subtotal	2,218,338	2,555,897
Less: inventory impairment provision	(874,897)	(1,127,700)
Inventory, net	$1,343,441	$1,428,197

(i)	Work-in-process primarily consists of battery cells under production or battery pack under assembly process, which will be transferred into Semi-finished goods or finished goods respectively when completed.

(ii)	Semi-finished goods are mainly battery cells which can be used to produce battery packs or sold directly.

Movement of inventory impairment provision is as below:

	For the six months ended June 30,
	2025	2024
	(Unaudited)	(Unaudited)
Balance at beginning of the period	$1,127,700	$1,942,922
Addition	148,912	261,851
Deletion*	(419,712)	(1,464,982)
Exchange difference	17,997	(36,079)
Balance at end of the period	$874,897	$703,712

IMPAIRMENT

*	Inventory with impairment provision in the earlier period was sold for the six months ended of June 30, 2025 and 2024.

6. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of June 30, 2025	As of December 31, 2024
	(Unaudited)	(Audited)
Value added tax recoverable	$1,137,931	$1,090,079
Prepayments to suppliers	257,183	281,154
Deposits	96,129	60,573
Deposit of pledged long-term loan payable	95,900	95,900
Staff advance	17,085	13,972
Others	5,028	18,441
Total	$1,609,256	$1,560,119

7. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment as of June 30, 2025 and December 31, 2024 consisted of the following:

	As of June 30, 2025	As of December 31, 2024
	(Unaudited)	(Audited)
Leasehold improvements	$3,250,336	$3,133,996
Machinery equipment (i)	12,809,954	12,680,132
Office equipment	824,342	929,161
Motor vehicles	131,279	127,145
Construction in progress (ii)	529,467	414,635
Total	17,545,378	17,285,069
Accumulated depreciation	(6,260,936)	(6,226,161)
Impairment	(10,293,206)	(10,203,718)
Carrying amount	$991,236	$855,190

FS-19

(i)	Machinery equipment also includes mold and tooling.

(ii)

During the six months ended June 30, 2025 and 2024, the Company transferred construction in progress of $0.

During the six months ended June 30, 2025, the Company had a gain of asset disposal of $66,138. During the six months ended June 30, 2024, the Company had a loss of asset disposal of $175,292.

During the six months ended June 30, 2025 and 2024, the Company incurred depreciation expense of $57,531 and $711,348, respectively.

There was no impairment loss during the six months ended June 30, 2025 and 2024.

During the six months ended June 30, 2025, the Company had offset part of its debt with fixed assets, resulting in a debt restructuring gain of $7,218.

The aggregate carrying amount of the assets pledged for short term and long term loans by the Company as of June 30, 2025 and December 31, 2024 were as follows:

	As of June 30, 2025	As of December 31, 2024
	(Unaudited)	(Audited)
Machinery equipment	$932,900	$941,270
Total	$932,900	$941,270

8. INTANGIBLE ASSETS, NET

	As of June 30, 2025	As of December 31, 2024
	(Unaudited)	(Audited)
Purchased software	$217,551	$213,507
Patents	2,679	2,629
Accumulated amortization	(220,230)	(213,463)
Carrying amount	$-	$2,673

Amortization expense was $2,690 and $12,702 for the six months ended June 30, 2025 and 2024, respectively.

9. LEASE

i) Operating Lease

In June 2018, Ganzhou Zhangyang entered into a lease agreement for manufacturing facility, canteen and staff quarters space (“Phase I Lease”) in Ganzhou with a third party for a four years term, commencing on June 1, 2018 and expired and terminated on May 31, 2022. The monthly rental payment for the first year is approximately RMB403,248 ($58,394) per month, with 6% increase per year through the lease term.

Ganzhou Zhangyang entered into a lease agreement for manufacturing facility, warehouses, R&D building and staff quarters, (“Phase II Lease”) in Ganzhou with a third party with the commencement date on August 1, 2020, through December 31, 2041, and the quarterly payment schedule starting on August 1, 2024. The monthly rental payment is approximately RMB963,355($143,148) per month through the lease term.

Beijing Elong entered into a lease agreement for Office rental agreement with a third party in Beijing with a third party with the commencement date on February 15, 2025 through April 1, 2028, and a quarterly payment plan starting from December 15, 2024. During the entire lease term, the quarterly rent is approximately RMB 196,567 ($ 27,440).

The short-term lease is a Beijing apartment lease, with the contract expiring on December 18, 2024 and not renewed in 2025.

Both operating lease expense and short-term lease expense are recognized in cost of revenues and general and administrative expenses.

FS-20

The supplemental balance sheet information related to leases for the period is as follows:

	As of June 30, 2025	As of December 31, 2024
	(Unaudited)	(Audited)
Operating Lease:
Right of use asset	$15,638,091	$15,207,546
Lease liabilities - current	54,879	-
Lease liabilities - non current	23,237,507	21,946,223
Total operating lease liabilities	$23,292,386	$21,946,223

The components of lease expense for the six months ended June 30, 2025 and 2024 were as follows:

	For the six months ended June 30,
	2025	2024
	(Unaudited)	(Unaudited)
Lease expense:
Operating lease expense	$805,296	$771,787
Short-term lease expense	82,729	26,100
Total lease expense	$888,025	$797,887

ii) Finance Lease

On August 13, 2022, Ganzhou Zhangyang entered into a lease agreement with a third party for an NMP (N-methyl pyrrolidone) liquid solvent recycling equipment of RMB1.5 million (equivalent to $0.2 million) for a five-year term. Pursuant to the agreement, the Company supplies NMP liquid for manufacturing lithium-ion batteries and the Company uses the equipment with no cash payment while supplying a total of ninety-fives (95) metric tons of NMP liquid produced at market value through the lease term.

The supplemental balance sheet information related to leases for the period is as follows:

	As of June 30, 2025	As of December 31, 2024
	(Unaudited)	(Audited)
Finance lease:
Right of use asset	$72,250	$85,801
Lease liabilities - non current	137,852	131,635
Total finance lease liabilities	$137,852	$131,635

The components of finance lease expense for the six months ended June 30, 2025 and 2024 were as follows:

	For the six months ended June 30,
	2025	2024
	(Unaudited)	(Unaudited)
Finance lease expense:
Amortization of right-of-use assets	$14,991	$15,048
Interest on lease liabilities	3,678	3,718
Total finance lease expense	$18,669	$18,766

The following is a schedule, by years, of maturities of lease liabilities as of June 30, 2025:

	Operating leases	Finance leases
	(Unaudited)	(Unaudited)
2025 (remaining of year)	$54,879	$-
2026	4,808,044	144,356
2027	5,156,275	-
2028	1,709,612	-
2029	1,682,172	-
Thereafter	20,186,064	-
Total future lease payments	33,597,046	144,356
Less: imputed interest	(10,304,660)	(6,504)
Present value of lease liabilities	$23,292,386	$137,852

FS-21

Lease term and discount rate:

	For the six months ended June 30,
	2025	2024
	(Unaudited)	(Unaudited)
Weighted-average remaining lease term (years)
Operating leases	14.46	17.5
Finance lease	2.1	3.1

Weighted-average discount rate
Operating leases	5.74%	5.83%
Finance lease	5.48%	5.48%

10. SHORT TERM LOANS-UNRELATED PARTIES

As of June 30, 2025 and December 31, 2024, short term loans from third parties for working capital purposes were as following:

	As of June 30, 2025	As of December 31, 2024
	(Unaudited)	(Audited)
Third parties loans	6,872,111	6,561,136
Total	$6,872,111	$6,561,136

a) Third parties loans

Third parties loans as of June 30, 2025 and December 31, 2024 consisted of the following:

	As of June 30, 2025	As of December 31, 2024
	(Unaudited)	(Audited)
Ms. Xiuxia Wang	2,213,412	1,880,044
Mr. Hongshan Liu	568,038	564,330
Fujian Chuanzhiyuan Co, ltd	139,595	136,997
CISI Investment Limited	2,546,066	2,574,765
Ms. Xiaozhen Li	1,405,000	1,405,000
	$6,872,111	$6,561,136

On June 6 and December 29, 2023, the Company borrowed a revolving credit loan of RMB2.3 million (approximately $319,610) and RMB1.5 million (approximately $211,271 from Mr. Hongshan Liu, an unrelated party individual, bearing 8% per annum and payable on demand. RMB0.7 million (approximately $91,551) was repaid during the year ended December 31, 2023; RMB 50,000 (approximately $6,980) was repaid during the six months ended June 30, 2025.

On December 7, 2023, the Company borrowed two revolving credit loans of RMB5.0 million (approximately $704,235) from Ms. Xiuxia Wang, an unrelated individual, bearing 8% interest and payable on demand.

For the year ended December 31, 2024, the Company borrowed a total of RMB 0.5 million (approximately $68,500) on several occasions from Mr. Hongshan Liu, respectively, bearing 8% interest and payable on demand.

For the year ended December 31, 2024, the Company borrowed a total of RMB 10.71 million (approximately $1.5 million) on several occasions from Ms. Xiuxia Wang, bearing 8% per annum and payable on demand. RMB1.99 million (approximately $272,629) was repaid during the year ended December 31, 2024.

FS-22

On December 30, 2024, the Company borrowed a revolving credit loan of RMB1 million (approximately $136,999) from Fujian Chuanzhiyuan Industrial Investment Co., Ltd., an unrelated party, bearing 8% per annum and payable on demand.

On February 22, 2024, May 7, 2024 and June 14, 2024, the Company borrowed a revolving credit loan of HKD10,000,000, HKD5,000,000 and HKD5,000,000 (approximately $1,282,051, $641,052 and $641,052) from CISI Investment Limited, a third party, bearing 10% per annum and payable on demand.

As of the merger date on November 21, 2024, the Company assumed liabilities of TMT upon completion of the merger, including a short-term, interest-free loan totaling $1,405,000 owed to a non-related party. The loan agreement does not stipulate a specific repayment timeline.

During six months ended June 30, 2025 the Company borrowed a total of RMB 2.3 million (approximately $322,045) on several occasions from Ms. Xiuxia Wang, bearing 8% interest and payable on demand. RMB 174,000 (approximately) $24,289 was repaid during the six months ended June 30, 2025.

Changes in loans were as follows:

	For the six months ended June 30,
	2025	2024
	(Unaudited)	(Unaudited)
Beginning balance	$6,561,136	$1,143,565
Proceeds from third parties	322,045	935,551
Repayment of loans to third parties	(31,269)	(275,814)
Exchange difference	20,199	(31,065)
Ending balance	$6,872,111	$1,772,237

11. ACCOUNTS PAYABLE

Accounts payable consisted of the following:

	As of June 30, 2025	As of December 31, 2024
	(Unaudited)	(Audited)
Accounts payable	$1,143,934	$1,072,090

12. ACCRUED EXPENSES AND OTHER LIABILITIES

	As of June 30, 2025	As of December 31, 2024
	(Unaudited)	(Audited)
Accrued legal expenses (i)	$2,849,585	$2,750,034
Accrued payroll and welfare	335,696	332,495
Payable for purchase of property, plant and equipment	1,042,678	1,084,723
Interest payable	550,301	345,016
Other payable for endorsed notes receivable	-	131,564
Accrued professional fees	1,778,832	1,650,837
Others	22,483	31,141
Total	$6,579,575	$6,325,810

(i)

Accrued legal expense- On May 18, 2022, a customer of the Company filed a lawsuit in Guiyang Municipal Huaqi District People’s Court, Guizhou Province, against Huizhou Jingyang for failure to pay pursuant to the terms of the contract for selling battery packs. The plaintiff sought a total amount of $836,537 (RMB5,769,760) for the relevant battery replacing cost and labor cost. On June 13, 2022, the Court rebuked Huizhou Jingyang’s appeals. On March 6, 2023, the Court entered into a judgment that Huizhou Jingyang was liable for the above mentioned expenses. The Company thus accrued the legal expense of $0.8 million (RMB5.8 million) in full as of June 30, 2025 and 2024 accordingly.

On March 7, 2024, a customer of the Company filed a lawsuit in Zhengzhou, Henan Providence against Huizhou Jingyang and Jingyang Power (Ganzhou), a subsidiary of the Company, demanding compensation in the amount of RMB 13,077,192 ($1.8 million) for losses caused by a product quality issue. On December 3, 2024, the court ordered Huizhou Jingyang to pay the plaintiff a battery replacement fee of RMB2,980,724 ($414,235), as well as other fees in the aggregate amount of RMB162,436 ($22,574), within ten days after the judgment was to take effect. The other claims were dismissed. The company has accepted the judgment and recognized RMB3,143,160 ($436,809) as estimated liability as at June 30, 2025 and December 31, 2024.

FS-23

13. PRODUCT WARRANTY PROVISION

The movement of product warranty provision is as following:

	For the six months ended June 30,
	2025	2024
	(Unaudited)	(Unaudited)
Balance at beginning of period	$2,010,207	$2,925,070
Warranty costs incurred	(38,229)	(35,019)
Reversal for expired warranty	(153,845)	-
Foreign exchange adjustment	35,693	(67,087)
Balance at end of period	1,853,826	2,822,964
Less: Current portion	1,398,852	2,061,718
Non-current portion	$454,974	$761,246

Warranty provisions are based upon historical experience. Changes in provisions related to pre-existing legacy products were made based on actual claims and intensive testing and analysis on the legacy products.

The cost of repairs and replacement, and the frequency of claims corresponding to the products sold by the Company from 2018 to 2021 have increased due to the fact that the components purchased from one supplier do not meet the Company’s quality standards. As a result, the Company determined that the impacted legacy products sold due to the need to be repaired or replaced before the expiration of the warranty term resulted in provision of product warranty liability totaling $8.5 million (RMB58.7 million) related with this matter from 2018 to 2021. As of June 30, 2025, the remaining product warrant liability provision for this legacy supplier was around $1.9 million.

14. LONG-TERM LOAN PAYABLE

	As of June 30, 2025	As of December 31, 2024
	(Unaudited)	(Audited)
Current portion of long-term loan payable	$488,581	$479,498

On June 16, 2023, the Company entered into a two-year pledged long-term loan payable of RMB7.0 million ($965,344), with a third party lender, payable in monthly installments of RMB291,666 ($40,227), bearing interest at 6.8% per annum, with carrying value of machinery equipment of $932,900 pledged. The agreement was extended to September 15, 2025.

15. INCOME TAXES

Corporate income tax

Cayman Islands and British Virgin Islands (“BVI”)

Under the current laws of the Cayman Islands, Elong Power Holding Limited (“Elong Power”) is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

The Company’s subsidiary, Elong Power International Co, Limited (“Elong Power International”) is incorporated in the BVI and under the current laws of the BVI, Elong Power International is not subject to tax on income or capital gain. In addition, payments of dividend by the subsidiary to their shareholders are not subject to withholding tax in the BVI.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Company’s Hong Kong subsidiary, Elong Power (Hong Kong) International Limited (“Elong Power (Hong Kong)”) is subject to 16.5% income tax on its taxable income generated from operations in Hong Kong. On December 29, 2017, Hong Kong government announced a two-tiered profit tax rate regime. Under the two-tiered tax rate regime, the first HKD $2.0 million assessable profits will be subject to an 8.25% lower tax rate and remaining taxable income will continue to be taxed at the existing 16.5% tax rate. The two-tiered tax regime becomes effective from the assessment year of 2018, which is on or after April 1, 2018. The application of the two-tiered rates is restricted to only one nominated enterprise among connected entities. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong for any of the periods presented.

FS-24

The PRC

The Company’s subsidiaries that are each incorporated in the PRC are subject to Corporate Income Tax (“CIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the new PRC Enterprise Income Tax Laws (“PRC Income Tax Laws”) effective from January 1, 2008. Pursuant to the PRC Income Tax Laws, the Company’s PRC subsidiaries are subject to a CIT statutory rate of 25%.

Pursuant to Announcement on the Continuation of the Corporate Income Tax Policy for the Development of the Western Region issued by Department of Finance Ministry, State Taxation Administration, National Development and Reform Committee on April 23, 2020 (Notice No. 2020-23), the Company’s subsidiary, Ganzhou Zhangyang is entitled to a reduced income tax rate of 15% from January 1, 2021 to December 31, 2030.

The Company’s provision for income tax expenses consisted of:

For the six months ended June 30,
	2025	2024
	(Unaudited)	(Unaudited)
PRC income tax
Current	$-	$-
Total	$-	$-

Reconciliations of the income tax expenses (benefits) computed by applying the PRC statutory income tax rate of 25% to the Company’s income tax expenses of the years presented are as follows:

	For the six months ended June 30,
	2025	2024
	(Unaudited)	(Unaudited)
Loss before income taxes	$(2,655,477)	$(3,785,383)
Tax credit at PRC corporate income tax rate of 25%	(663,869)	(946,346)
Tax effect of entity at preferential tax rate	113,303	204,555
Non-deductible expenses	218,157	186,495
Changes in valuation allowance	332,409	555,296
Total	$-	$-

The Company considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more-likely-than-not realized. This assessment considers, among other matters, the nature, frequency and severity of recent loss and forecasts of future profitability. These assumptions require significant judgment, and the forecasts of future taxable income are consistent with the plans and estimates the Company is using to manage the underlying businesses. The statutory income tax rate of 25% or applicable preferential income tax rates were applied when calculating deferred tax assets.

The Company’s deferred tax assets consisted of the following components:

	As of June 30, 2025	As of December 31, 2024
	(Unaudited)	(Audited)
Deferred tax assets
Net operating loss carry-forwards	$7,464,122	$6,929,579
Accrued cost and expense	771,394	847,105
Impairment of inventory	204,915	267,913
Provision for credit loss	478,917	453,523
Provision for warranty liability	229,007	272,073
Lease expense	1,161,279	1,020,565
Impairment of Property, plant and equipment	1,586,912	1,557,410
Others	-	644
Less: valuation allowance	(11,896,546)	(11,348,812)
Deferred tax assets, net of valuation allowance	$-	$-

FS-25

A valuation allowance is provided against deferred tax assets when the Company determines that it is more-likely-than-not that the deferred tax assets will not be utilized in the future.

The Company has tax losses arising in Mainland China of $32,157,905 (RMB239,981,820) that will expire in one to five years for deduction against future taxable profits.

16. EMPLOYEE BENEFIT PLAN

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing provident funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. Currently, our PRC subsidiaries are making contributions to the plans based on the minimum standards as required by law for most employees. With respect to the underpaid or unpaid employee benefits, we may be required to complete registrations, make up the contributions for these plans as well as to pay late fees and fines. If we are subject to late fees or fines in relation to the underpaid or unpaid employee benefits, our financial condition and results of operations may be adversely affected. We may also be subject to regulatory investigations and other penalties if our other employment practices are deemed to be in violation of relevant PRC laws and regulations.

The Company accrues for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The total employee benefits expensed as incurred were $27,591 (RMB 197,657), and $60,377 (RMB 435,616) for the six months ended June 30, 2025 and 2024 respectively.

17. RELATED PARTY BALANCES AND TRANSACTIONS

The principal related parties with which the Company had transactions as of June 30, 2025 and December 31, 2024, and also for the six months ended June 30, 2025 and 2024 presented are as follows:

a) Related Parties

Name	Relationship with the Company

Mr. Hongzhong Yu	Senior management of Huizhou Jingyang
Mr. Zhijiang Chen	Director of the Company
Mr. Jiliang Dong	Executive director of the Company
Mr. Xiusheng Wang	Senior management of Huizhou Jingyang
Shenzhen High-power Technology Co., Ltd.	Affiliate of non-controlling interest shareholder
Huizhou Kelie Precision Products Co., Ltd.	Affiliate of non-controlling interest shareholder
Beijing Xinlongmai Enterprise Management Co., Ltd. (“Beijing Xinlongmai”)	Afficilate of non-controlling interest shareholder
Huizhou Highpower Technology Co., Ltd. (“Huizhou High power”)	Afficilate of non-controlling interest shareholder power
Ms. Xiaodan Liu	CEO of Elong Power
Mr. Shilin Xun	Senior management of the Company
Phylion Battery (Chuzhou) Co.,Ltd	Affiliate of non-controlling interest shareholder
Mr. WeiZou	Senior management of Ganzhou Zhangyang

*	Mr. Shilin Xun has not served as an executive of the Company since 2025 nor held more than 10% of the Company’s shares, he is no longer considered a related party since January 31, 2025.

FS-26

b) Related party transactions

The following table consists of the purchases that have been entered into with related parties:

	For the six months ended June 30,
	2025	2024
	(Unaudited)	(Unaudited)
Lease expense for renting a vehicle from a related party
–Ms. Xiaodan Liu	$82,729	$-

c) Short-term loans payable to related parties

	Note	As of June 30, 2025	As of December 31, 2024
		(Unaudited)	(Audited)
Beijing Xinlongmai Enterprise Management Co., Ltd. (“Beijing Xinlongmai”)	(a)	$418,784	$410,999
Huizhou Highpower Technology Co., Ltd. (“Huizhou High power”)	(a)	139,595	136,999

Mr. Xiusheng Wang	(a)	13,959	13,700
Ms. Xiaodan Liu	(a)	1,280,093	-
Total		$1,852,431	$561,698

(a)

On October 30, 2023, the Company entered into two one-year loans with its related parties Beijing Xinlongmai Enterprise Management Co., Ltd. (“Beijing Xinlongmai”) and Huizhou Highpower Technology Co., Ltd. (“Huizhou Highpower”) of RMB 3 million ($0.4 million) and RMB 1 million ($0.1 million), respectively, both bearing zero interest rate and payable on demand.

On December 9, 2024, the Company entered into a one-year loans with its related party Mr. Xiusheng Wang of RMB 0.1 million ($13,700), bearing zero interest rate and payable on demand.

During the six months ended June 30, 2025 the Company borrowed a total of RMB 9.1 million (approximately $1,280,093) on several occasions from Ms. Xiaodan Liu, bearing 8% interest and payable on demand.

For the six months ended June 30, 2025 and 2024 interest expense of $16,767 and nil was incurred on the Company’s borrowings from related parties, respectively.

FS-27

d) Amounts due from related parties

Amounts due from related parties consisted of the following for the periods indicated:

	Relationship	As of June 30, 2025	As of December 31, 2024	Note
		(Unaudited)	(Audited)
Ms. Xiaodan Liu	CEO and Board Chair of Elong Power	69,797	68,500	Deposit

e) Amounts due to related parties

Amounts due to related parties consisted of the following for the periods indicated:

	Relationship	As of June 30, 2025	As of December 31, 2024	Note
		(Unaudited)	(Audited)
Mr. Hongzhong Yu	Senior management of Huizhou Jingyang	$2,552	$2,524	Payable for expense reimbursement
Ms. Xiaodan Liu	CEO and Board Chair of Elong Power	12,067	1,119	Payable for expense reimbursement
Ms. Xiaodan Liu	CEO and Board Chair of Elong Power	139,595	54,780	Payable for the lease expense of a vehicle
Phylion Battery Co.,Ltd	Affiliate of non-controlling interest shareholder	14,473	14,204	Payable for raw material purchases on behalf of the Company
Shenzhen High-power Technology Co., Ltd.	Affiliate of non-controlling interest shareholder	43,495	42,686	Payable for expenses paid on behalf of the Company
Mr. Wei Zou	Senior management of Ganzhou Zhangyang	47,767	-	Payable for expense reimbursement
Total		$259,949	$115,313

18. EQUITY

Ordinary shares

On August 18, 2023, Elong Power Limited was incorporated in the Cayman Islands. On October 21, 2023, Elong Power became the holding company pursuant to the Reorganization described in Note 1. In connection with the Reorganization and 500,000,000 authorized shares of Elong Power, including

●	4,000,000,000 Class A ordinary shares of par value of $0.00001, entitled to one voting each;
●	1,000,000,000 Class B ordinary shares of par value of $0.00001, entitled to fifty voting each

Subsequent to the closing of the Business Combination at November 21, 2024, there were 50,056,099 Ordinary Shares (exclusive of 9,000,000 earnout shares) were issued and outstanding, including 44,278,662 Elong Class A Ordinary Shares and 5,777,437 Elong Class B Ordinary Shares. Share data have been retrospectively restated to give effect to the reversal recapitalization that is discussed in Note 1.

At the closing of the Business Combination (the “Closing”), Merger Sub merged with and into TMT (the “Merger”), with TMT continuing as the surviving entity and becoming a wholly owned subsidiary of Elong. At the effective time of the Merger (the “Effective Time”), (i) each ordinary share of TMT, par value $0.0001 per share (“TMT Ordinary Share”) issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) converted into one Class A ordinary share of Elong, par value $0.00001 per share (“Elong Class A Ordinary Share”), (ii) each right of TMT (“TMT Right”) issued and outstanding immediately prior to the Effective Time automatically converted in accordance with its terms into 2/10 of one TMT Ordinary Share, and then further converted into 2/10 of one Elong Class A Ordinary Share, and (iii) each unit of TMT, consisting of one TMT Ordinary Share and one TMT Right (“TMT Unit”), issued and outstanding immediately prior to the Effective Time automatically and mandatorily separated into its component parts and the TMT Ordinary Shares and TMT Rights included within such TMT Units automatically converted into Elong Class A Ordinary Shares as described above, resulting in 4,356,099 Class A ordinary shares being issued to TMT stockholders.

FS-28

The unaudited condensed consolidated financial statements are prepared as a continuation of the unaudited condensed consolidated financial statements of Elong, the acquirer and predecessor, with retrospective adjustments to give effect of the reverse recapitalization. The equity is restated using the exchange ratio of 0.35 established in the reverse recapitalization transaction, which is 128,814,283 shares exchanged for 45,000,000 shares (the number of Exchange Shares excluding Escrow Shares, see below), to reflect the equity structure of the legal acquirer, Elong. Earnings (loss) per share is retrospectively restated using the historical weighted-average number of ordinary shares outstanding multiplied by the exchange ratio.

During the year ended December 31, 2024, the Company incurred approximately $0.6 million of direct and incremental transaction costs, consisting of legal services directly associated with the reverse recapitalization. In accordance with SEC reporting guidance with regards to an operating company’s reverse acquisition with a nonoperating company having some cash, transaction costs incurred for the reverse acquisition, such as legal fees, may be charged directly to equity to the extent of the cash received, while all costs in excess of cash received should be charged to expense. Accordingly, the Company charged transaction costs of approximately $3.4 million to additional paid in capital in the consolidated financial statements.

300,000 Class B ordinary shares (“Indemnity Escrow Shares”) otherwise issuable to Elong shareholders are set aside in escrow for a period of 24 months after the closing to satisfy any post-closing purchase price adjustment and indemnification claims prescribed in the Business Combination Agreement.

9,000,000 Class A ordinary shares (the “Earnout Escrow Shares”) otherwise issuable to Elong shareholders are set aside in escrow until released upon the satisfaction of certain financial milestones below:

(a) If, for the fiscal year of Elong ending December 31, 2025, Elong has revenue, determined in accordance GAAP, as applicable, in a manner consistent with the Company’s past practice, equal to or greater than $251.5 million, Elong shall issue to the Earnout Shareholder, an aggregate of 4,500,000 Earnout Shares.

(b) In the event that Elong (i) fails to meet the revenue target for the fiscal year ending December 31, 2024 but meets the revenue target for the fiscal year ending December 31, 2025 or (ii) meets the revenue target for the fiscal year ending December 31, 2024 but fails to meet the revenue target for the fiscal year ending December 31, 2025 and, in either case, the combined revenues for fiscal year 2024 and 2025 are equal to or greater than $399.4 million, Elong shall issue to the Earnout Shareholder the full 9,000,000 Earnout Shares as if both individual revenue targets had been met. As of December 31, 2024, Elong failed to meet the revenue target of $251.5 million.

On September 10, 2024, the Company entered into Subscription Agreements with the PIPE Investors, pursuant to which the Company agreed to issue 700,000 Class A Ordinary Shares, at a purchase price of $10.00 per share, in a private placement to be consummated concurrently with the Business Combination.

On April 21, 2025, the Company registered the aggregate of 8,000,000 ordinary shares, par value $0.0001 per share under the registration statement on Form S-8 filed with the SEC on April 21, 2025, which are reserved for issuance under the Plan. We have not granted any shares as of the date of this report.

19. STATUTORY RESERVE AND RESTRICTED NET ASSETS

As stipulated by the relevant laws and regulations in the PRC, company established in the PRC (the “PRC subsidiary”) is required to maintain a statutory reserve made out of profit for the year based on the PRC subsidiary’ statutory financial statements which are prepared in accordance with the accounting principles generally accepted in the PRC. The amount and allocation basis are decided by the director of the PRC subsidiary annually and is not to be less than 10% of the profit for the year of the PRC subsidiary. The aggregate amount allocated to the reserves will be limited to 50% of registered capital for certain subsidiaries. Statutory reserve can be used for expanding the capital base of the PRC subsidiary by means of capitalization issue. In addition, as a result of the relevant PRC laws and regulations which impose restriction on distribution or transfer of assets out of the PRC, the Company had PRC statutory reserve of $708,470 and $708,470 as of June 30, 2025 and December 31, 2024, respectively.

The Company also complies with PRC safety production regulations on battery industry to set aside reserve of $0 and $609,865 as of June 30, 2025 and December 31, 2024, which are under restriction for distribution and included in the balance of accumulated deficit in the equity table.

20. LOSS PER SHARE

The following is the calculation of loss per share:

	For the Six months ended June 30,
	2025	2024
Net loss	$(2,655,477)	$(3,785,383)

Weighted average shares outstanding for Class A and Class B – basic and diluted	62,194,221	45,000,000

Loss per share
Basic	$(0.04)	$(0.08)
Diluted	$(0.04)	$(0.08)

21. SEGMENT REPORTING

The Company’s chief operating decision maker has been identified as the Chief Executive Officer (“CEO”) who reviews financial information of operating segments based on US GAAP amounts when making decisions about allocating resources and assessing performance of the Company.

The Company determined that it operated in one operating segment includes the manufacture, commercialization and distribution of a wide variety of battery cells and battery packs for use in a wide array of applications.

FS-29

The Company primarily operates in the PRC and substantially all of the Company’s long-lived assets are located in the PRC.

	For the Six months ended June 30
	2025	2024
	(Unaudited)	(Unaudited)
Revenues	$214,039	$365,975
Less:
Cost of revenues (i)	485,697	2,024,154
Cost of revenue – idle capacity (ii)		12,248
Provision for credit losses	23,132	141,639
Reversal for obsolete inventory	(270,800)	(1,203,131)
Reversal for warranty liability	(153,845)	-
Staff cost	277,819	433,815
Lease expense	820,287	786,835
Depreciation and amortization expense	60,221	724,050
Professional fee	1,023,521	732,673
Relocation and demolition fees	3,000
Interest expense	203,628	155,821
Charges of legal compensation and contract default penalty expense	115,152
Other segment items*	281,704	343,254

Segment net loss	(2,655,477)	(3,785,383)

Consolidated net loss	$(2,655,477)	$(3,785,383)

Consolidated total assets	$27,187,528	$35,379,424

(i)	Cost of revenues excludes provision of obsolete inventory, staff cost, depreciation and amortization expense, and lease expense which are separately listed above.

(ii)	Cost of revenue – idle capacity excludes staff cost, depreciation and amortization expense, and lease expense which are separately listed above, which was calculated by the monthly actual expenses times (x) monthly capacity utilization ratio.

*	Other segment items include selling expenses, remaining general and administration expenses, and other income (expense).

22. COMMITMENTS AND CONTIGENCIES

(i) Capital Commitments

As of June 30, 2025 and 2024, the Company had no capital commitments.

(ii) Litigation

From time to time, we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. Our subsidiaries in PRC have significant litigations in contractual disputes in court. The Company records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Company reviews the need for any such liability on a regular basis.

FS-30

The following table sets forth the current legal proceedings that we are involved, which, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our business, financial condition or results of operations.

No.	Plaintiff	Defendant	Cause of Action	Status on June 30, 2025	Recorded in Account Payable (USD) as of June 30, 2025	Recorded in Accrued legal expenses (USD) as of June 30, 2025	Status of Subsequent Updates to the Filing Date	Name of the Court
1	Wang Zhangang	Zibo Jingyang, Ganzhou Zhangyang	Labor disputes	Case applying for preservation	-	3,909	No change	Zhangdian District Labor Dispute Arbitration Committee
2	Shenzhen Haiying Science & Technology Co., Ltd.	Huizhou Jingyang, Ganzhou Zhangyang	Contractual Dispute	Case applying for preservation	37,680	6,672	No change	Shenzhen Futian District People’s Court
3	Suzhou Industrial Park Deyanfu Mechanical Equipment Co., Ltd.	Huizhou Jingyang	Contractual Dispute	Case applying for preservation	-	1,117	No change	Suzhou Industrial Park People’s Court
4	Ganzhou Dari Mechanical and Electrical Equipment Co., Ltd.	Ganzhou Zhangyang	Contractual Dispute	Case applying for preservation	37,691	-	No change	Ganzhou Economic and Technological Development Zone People’s Court
5	Ganzhou Dari Mechanical and Electrical Equipment Co., Ltd.	Huizhou Jingyang	Contractual Dispute	Case applying for preservation	14,056	30,481	No change	Jiangxi Province Ganzhou Economic and Technological Development Zone People’s Court
6	Shenzhen Kaifu Mechanical and Electrical Equipment Co., Ltd.	Ganzhou Zhangyang	Contractual Dispute	Case applying for preservation	20,102	-	No change	Longgang District People’s Court
7	Shenzhen Yuqiang New Materials Co., Ltd., Zhongshan Branch	Ganzhou Zhangyang	Contractual Dispute	Case applying for preservation	10,965	-	No change	Zhongshan City Second People’s Court
8	Deng Yongbo	Huizhou Jingyang	Labor disputes	Case applying for preservation	11,402	22,565	No change	Huizhou Huicheng District Labor and Personnel Dispute Arbitration Committee
9	Shenzhen Kuayue Express Co., Ltd.	Yilon Energy, Huizhou Jingyang	Contractual Dispute	Case applying for preservation	10,746	3,856	No change	Shenzhen Bao’an District People’s Court
10	Shenzhen Jintongda Machinery Co., Ltd.	Ganzhou Zhangyang	Contractual Dispute	Case applying for preservation	45,598	8,389	No change	Ganzhou Economic and Technological Development Zone People’s Court
11	Shenzhen Fengshengyuan Technology Co., Ltd.	Huizhou Jingyang	Contractual Dispute	Case applying for preservation	14,300	-	No change	Guangzhou Intermediate People’s Court
12	Shandong Chuangying Flooring Engineering Co., Ltd.	Zibo Jingyang, Huizhou Jingyang	Contractual Dispute	Case applying for preservation	1,674	901	No change	Zibo Zhangdian District People’s Court Fengshui Tribunal
13	Shenzhen Haoneng Technology Co., Ltd.	Ganzhou Zhangyang,Huizhou Jingyang,	Contractual Dispute	Case applying for preservation	83,757	-	No change	Zibo Zhangdian District People’s Court Fengshui Court
14	Shenzhen Yanxiangda Technology Co., Ltd.	Huizhou Jingyang	Contractual Dispute	Case applying for preservation	45,349	-	No change	Pingshan District Court, Shenzhen
15	Amphenol Automotive Connection Systems Changzhou Co., Ltd.	Huizhou Jingyang	Contractual Dispute	Case applying for preservation	11,284	-	No change	Changzhou Xinbei District People’s Court
16[i]	Lanzhou Electric Motor Co., Ltd. Companies	Ganzhou Zhangyang	Contractual Dispute	Case applying for preservation	2,801,775	576,551	No change	Lanzhou New District People’s Court
17	Shenzhen Lingyueda Technology Co., Ltd.	Huizhou Jingyang	Contractual Dispute	Case applying for preservation	14,204	-	No change	Shenzhen Guangming District People’s Court
18	Suzhou Qinglizi New Energy Technology Co., Ltd.	Ganzhou Zhangyang, Huizhou Jingyang	Contractual Dispute	Case applying for preservation	9,844	-	No change	Taicang District People’s Court
19 ii	Yutong Bus Co., Ltd.	Huizhou Jingyang & Elong Power (Ganzhou)	Contractual Dispute	Case applying for preservation	-	438,768	No change	Zhengzhou Guancheng District People’s Court
20	Liu Yongjian	Ganzhou Zhangyang	Labor disputes	Case applying for preservation	398	3,438	No change	Ganzhou Economic and Technological Development Zone Labor Arbitration Committee
21	Ganzhou Tongcheng Hardware & Electrical Co., Ltd.	Ganzhou Zhangyang	Contractual Dispute	Case applying for preservation	16,006	-	No change	Ganzhou Economic and Technological Development Zone People’s Court
22	Lanjun Hardware & Electrical Co., Ltd.	Huizhou Jingyang	Contractual Dispute	Case applying for preservation	2,540	-	No change	Ganzhou Economic and Technological Development Zone People’s Court
23	Quanxing Hardware and Electrical Distribution Department	Huizhou Jingyang	Contractual Dispute	Case applying for preservation	14,795	-	No change	Quanxing Hardware and Electrical Distribution Department
24	Ganzhou Jiankong Investment Holding Group Co., Ltd.	Ganzhou Zhangyang	Contractual Dispute	Case applying for preservation	-	1,188	No change	Ganzhou Economic and Technological Development Zone People’s Court
25 iii	Xianning Fengdan Public Transport Holding Co., Ltd.	Ganzhou Zhangyang, Huizhou Jingyang	Contractual Dispute	Judgment effected	-	906,103	No change	Xianning Xianning District People’s Court
26	Ganzhou Gert Machinery Co., Ltd.	Ganzhou Zhangyang	Contractual Dispute	Case applying for preservation	4,934	36	No change	Ganzhou Economic and Technological Development Zone People’s Court
27	Jiangxi Guangtai Environmental Engineering Co., Ltd.	Ganzhou Zhangyang,Huizhou Jingyang,	Contractual Dispute	Case applying for preservation	15,224	1,097	No change	Huaxi District People’s Court, Guiyang City, Guizhou Province
28	Connet (Changzhou) Intelligent Technology Co., Ltd.	Huizhou Jingyang	Contractual Dispute	Case applying for preservation	4,769	-	No change	Ganzhou Economic and Technological Development Zone People’s Court
29 iv	Chery Wanda Guizhou Bus Co., Ltd.	Huizhou Jingyang	Contractual Dispute	Case applying for preservation	-	805,428	No change	Guiyang Huaxi District People’s Court
30	Xiamen GOLDEN DRAGON Bus Co., Ltd.	Ganzhou Zhangyang	Contractual Dispute	Case applying for preservation	-	39,086
				Total amount:	$3,229,093	$2,849,585

FS-31

The Company is subject to legal proceedings and regulatory actions in the ordinary course of business, such as disputes with customers and suppliers. As of this report date of the consolidated financial statements, the Company is ongoing with various lawsuits and the estimate aggregate amount related to such litigations are approximately $6.07 million (RMB43.54 million), which comprises the following: Amounts due to suppliers recorded in accounts payable totaling $3.22 million (RMB23.13 million) Accrued legal expenses recognized pursuant to court judgments amounting to $2.84 million (RMB20.41 million).

i)	In April 2024, a customer of our company filed a lawsuit against Ganzhou Zhangyang in Gansu Province, requesting the termination of their battery purchase contract and the return of 126 undelivered battery packs (valued at USD$3.1 million, RMB22.7 million). According to the court judgment obtained, Ganzhou Zhangyang is required to return the USD$3.1 million (RMB22.7 million) it has already received and pay liquidated damages. As of June 30, 2025, based on this judgment, the company recorded the estimated liability of USD 3.37 million (RMB24.20 million), and was recorded RMB 835,151 ($115,115) in other income for the six months ended June 30, 2025.

ii)	On March 7, 2024, a customer of the Company filed a lawsuit in Zhengzhou, Henan Providence against Huizhou Jingyang and Jingyang Power (Ganzhou), a subsidiary of the Company, demanding compensation in the amount of RMB13,077,192 ($1.8 million) for losses caused by a product quality issue. On December 3, 2024, the court ordered Huizhou Jingyang to pay the plaintiff a battery replacement fee of RMB2,980,724 ($414,235), as well as other fees in the aggregate amount of RMB162,436 ($22,574), within ten days after the judgment was to take effect. The other claims were dismissed. The company has accepted the judgment but has not yet reached the enforcement stage, and recognized RMB 3,143,160 ($436,809) as estimated liability during the year ended June 30, 2025.

iii)	In 2021, a user of the Company’s product filed a lawsuit in Xianning, Hubei Province against a Company’s customer (first defendant) and the Company (the second defendant). The Company accrued USD$0.9 million (RMB6.4 million) lawsuit compensation charge. As of the reporting date, the parties are still negotiating the claim, and the company is preparing for the appeal process.

iv)

In 2022, a customer of the Company filed a lawsuit against Huizhou Jingyang and Ganzhou Zhangyang in Guizhou Province, seeking payment for the costs associated with replacing a vehicle’s power battery. According to the court judgment obtained, Huizhou Jingyang and Ganzhou Zhangyang must jointly pay the customer a total of USD$0.8 million (RMB5.8 million) for the vehicle’s power battery replacement and related expenses. Based on this effective judgment and management’s assessment of the relevant facts and legal obligations, the Company has recognized a provision of RMB 5.8 million in its financial statements.

As of the reporting date, the parties are still in further negotiations regarding the aforementioned claim, and the Company is actively preparing for the appeal process.

The Company is subject to legal proceedings and regulatory actions in the ordinary course of business, such as disputes with customers and suppliers. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome arising out of any of such matters will have a material adverse effect on the consolidated balance sheets, comprehensive loss, or cash flows on an individual basis or in the aggregate. As of June 30, 2025 and December 31, 2024, other than as disclosed above, the Company is not a party to any material legal or administrative proceedings.

23. CONCENTRATION AND CREDIT RISK

(a) Customer Concentrations

The Company had the following customers that individually comprised 10% or more of net revenue for the six months ended June 30, 2025 and 2024 as follows:

	For the six months ended 30,
	2025		2024
Percentage of the Company’s sales of finished goods and raw materials
Customer A	90%		* %
Customer B	*	%	47%
Customer C	*	%	21%
Customer D	*	%	14%

*	represent percentage less than 10%

FS-32

The Company had the following customers that individually comprised 10% or more of net account receivable (included VAT) as of June 30, 2025 and December 31, 2024 as follows:

	As of June 30, 2025	As of December 31, 2024
Percentage of the Company’s accounts receivables
Customer E	22%	*	%
Customer F	16%	*	%
Customer G	14%	*	%
Customer H	11%	*	%
Customer I	* %	28%
Customer J	* %	14%
Customer K	* %	13%

(b) Supplier Concentration

The Company relies on third parties for the supply of raw materials. In instances where these parties fail to perform their obligations, the Company may find alternative suppliers in the open market.

The Company had the following suppliers that individually comprised 10% or more of net purchase for the six months ended June 30, 2025 and 2024 as follows:

	For the six months ended 30,
	2025	2024
Percentage of the Company’s net purchase of raw materials
Supplier A	52%	*	%
Supplier B	31%	*	%

*	represent percentage less than 10%

The Company had the following suppliers that individually comprised 10% or more of account payable as of June 30, 2025 and December 31, 2024 as follows:

	As of June 30, 2025		As of December 31, 2024
Percentage of the Company’s account payable
Supplier C	11%		* %
Supplier D	*	%	18%
Supplier E	*	%	14%

*	represent percentage less than 10%

(c) Credit Risk

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash and cash equivalents and pledged deposits. For the six months ended June 30, 2025 and December 31, 2024 substantially all of the Company’s cash and cash equivalents were held by major financial institutions and online payment platforms located in the PRC, which management believes are of high credit quality. The Company has not experienced any losses on cash and cash equivalents to date. The Company does not require collateral or other securities to support financial instruments that are subject to credit risk.

For the credit risk related to trade accounts receivable, the Company performs ongoing credit evaluations of its customers and, if necessary, maintains reserves for potential credit losses.

24. SUBSEQUENT EVENTS

The Company has evaluated subsequent events and transactions that occurred after the balance sheet date through the date the unaudited condensed consolidated financial statements were issued and no subsequent events, occurred that require accrual or disclosure.

FS-33